Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

August 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kathleen Krebs, Special Counsel

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Form 8-K/A

Filed July 24, 2013

Form 10-K/A (for the year ended December 31, 2012)

Filed July 24, 2013

File No. 000-54427

Dear Ms. Krebs:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Forms 10-K and 8-K, respectively, for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated August 2, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K (or Form 10-K, as applicable).

Amendment No. 5 to Form 8-K

Management, page 18

1. We reissue comment 1 from our letter dated July 5, 2013. Please revise your disclosure accordingly. In addition, please explain in greater detail the following:

•	Provide full disclosure of Mr. Cliff Blake’s employment history as required by Item 401(e) of Regulation S-K. For example, Mr. Blake was listed as President and Chief Executive Officer of Lumea, Inc. with documents previously filed with the Commission;

•	Explain the circumstances surrounding the conclusion of Mr. Cliff Blake’s employment with Lumea, Inc.;

•	Please delete the word “[S]everal” in the first paragraph under the explanatory note on page 18. Clearly state that all of your officers and sole director were previously employed by Easy Staffing Services Inc. Further, describe the circumstances leading up to the conclusion of each executive officer’s employment with Easy Staffing Services, Inc., Lumea, Inc. and Lumea Staffing of California, Inc.;

•	Revise to accurately disclose the date on which Lumea, Inc., Lumea Staffing, Inc. and Lumea Staffing of CA, Inc. filed for Chapter 11 bankruptcy. Also disclose the circumstances and events leading up to these bankruptcy filings. Revise to include a risk factor indicating your management’s role in these companies;

•	Please explain or reconcile your statement that the “[P]resident and CEO of Green Planet Group, Inc. and its Chief Financial Officer, retained the full financial control of Lumea, Inc. after the acquisition of Easy Staffing Services Inc. by Lumea, Inc.” in light of prior events noted in comment 1.

•	Disclose when the non-compete clause in Mr. Blake’s employment agreement with Lumea, Inc. expired in 2012.

•	Clarify what you mean by the statement that, “as of 2012, all such litigation against Mr. Blake has ceased.”

Response: We have revised the disclosure under to provide additional information and clarification as requested by the Commission.

Please note that Mr. Blake never served as Chief Executive Officer of Lumea, Inc., and instead he was the Chief Executive Officer of Easy Staffing Services, Inc. (which was acquired by Lumea). The prior documents filed with the Commission listing Mr. Blake as President and Chief Executive Officer of Lumea, Inc. may be in error. Mr. Blake remained employed as Chief Executive Officer of Easy Staffing Services, Inc. following its acquisition by Lumea.

Please also note that while we have added an additional risk factor relating to the Company management’s role in prior Lumea-affiliated entities, the Company does not possess information about the exact facts and circumstances precipitating the bankruptcy filings of Lumea, Inc. and its other affiliates. Mr. Blake had already terminated any relationship with these entities, and accordingly, he did not, and does not, possess material information concerning the exact reasons for why and how the bankruptcy petitions were filed.

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Please further consider that the Form 8-K filed October 23, 2008 by Green Planet Group, Inc. states that control of Easy Staffing Services, Inc. would be assumed by the acquirer (ATME Acquisitions, Inc.) following the acquisition. After the transaction was completed, the executive officers of Green Planet Group, Inc. retained full financial control of Lumea, Inc. and its subsidiaries (such as Easy Staffing Services, Inc.)

Risk Factors, page 23

General

2. We reissue comment 6 from our letter dated July 5, 2013. Please remove all references to “may be subject to,” “are considered,” “may not be able to rely,” “may not rely upon,” “may have no ability,” “may not be able to sell,” “if the Company does not meet the requirements of Rule 144(i)(2).” These references are unacceptable because Rule 144 is not available and you do not meet the conditions of Rule 144(i)(2).

Response: We have updated the disclosure based on this comment from the Commission.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2012

General

3. Please comply in an amendment to your Form 10-K with all of the comments issued above on your Form 8-K filed July 24, 2013, for similar disclosure within your Form 10-K.

Response: We have made conforming revisions in the Form 10-K based on these comments and our responses thereto (as noted above).

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 10-K and 8-K concurrently filed herewith together address the recent comments in the Comment Letter.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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